Exhibit 99.1
Eli Lilly and Company Acquisition of ImClone Systems, Inc. October 6th, 2008

SEC Disclosure During this conference call, we anticipate making projections and forward-looking statements that are based on management's current expectations, but actual results may differ materially due to various factors. For example, our results - alone or following the completion of this acquisition - may be affected by competitive developments, the timing and success of new product launches, regulatory and legal matters, patent disputes, government investigations, governmental actions regarding pricing, importation and reimbursement, changes in tax law, acquisitions, business development transactions, the state of the financial markets and the impact of exchange rates. Also, the proposed acquisition is subject to a successful tender offer and antitrust clearance and may be subject to ImClone Systems shareholder approval, neither of which can be guaranteed. For additional information about relevant risk factors, please refer to both Lilly's and ImClone's Forms 10-K and 10-Q. In addition, the information we provide about our products and pipeline is for the benefit of the investment community. It is not intended to be promotional and is not sufficient for prescribing decisions. Finally, recall also we are in the quiet period, as we will announce earnings on October 23rd, and nothing we indicate today should be construed as a change in - or confirmation of - our existing financial guidance for 2008.

Erbitux - great addition to Lilly's existing cancer drugs: Targeted cancer agent expands scope of Lilly's marketed products New indications may provide significant future growth Attractive pipeline and biologics capabilities: Enhances Lilly's presence in the area of targeted therapies 5 monoclonal antibodies in clinical development; one in phase 3 with two more to begin phase 3 in 2009 Positions Lilly for sustained leadership in biotech innovation ImClone's world-class biologics capabilities and capacity enables efficient development and commercialization Helps Lilly meet patent expiration challenges: Erbitux provides revenue growth in the short- to medium-term Three late-stage assets could launch mid-decade Current earlier stage pipeline could bolster future late-stage pipeline Acquisition Highlights

Lilly's Existing Oncology Pipeline

New Chemical Entity
New Biologic Entity

Phase 1	Phase 2	Phase 3
cancer		
cancer		
TGF β antibody CRD, cancer		
eIF-4E ASO cancer		
cancer		
cancer		
Eg5 inhibitor cancer	*CD20 antibody NHL*	
Gem prodrug cancer	*Survivin ASO prostate*	
TGF β inhibitor cancer	ASAP NSCLC	Enzastaurin DLBCL

Eli Lilly and Company Acquisition of ImClone Systems October 6th, 2008
Not for promotional use
4

Lilly/ImClone Oncology Pipeline

New Chemical Entity

New Biologic Entity

Robust oncology pipeline:

- 11 biological entities
- 7 chemical entities
- 40% increase in oncology pipeline

Phase 1	Phase 2	Phase 3
IMC-18F1 multiple	*IMC-A12 multiple*	*IMC-1121B breast*
IMC-3G3 multiple	*IMC-11F8 multiple*	Enzastaurin DLBCL
cancer	*CD20 antibody NHL*	
cancer	*Survivin ASO prostate*	
TGF β antibody CRD, cancer	ASAP NSCLC	
eIF-4E ASO cancer		
cancer		
cancer		
Eg5 inhibitor cancer		
Gem prodrug cancer		
TGF β inhibitor cancer		

Eli Lilly and Company Acquisition of ImClone Systems October 6th, 2008
Not for promotional use
5

Erbitux - Targeted Biologic Blockbuster Erbitux - bolster presence in thoracic oncology: Blockbuster targeted therapy which works to block growth factor binding and interrupt receptor function Currently approved in the US for: Later stage colon cancer Refractory head and neck cancer Recent FDA submission for front-line treatment of head and neck cancer in combination with chemotherapy Promising clinical data in: First-line treatment of metastatic colon cancer (K-Ras wild type) First-line non-small cell lung cancer Clinical investigation on-going in a variety of other cancers, including gastric, bladder, esophageal, and prostate

Promising Mid- to Late-Stage Pipeline (cont.) IMC-11F8: Fully human monoclonal antibody to EGFR; same target as Erbitux Potential benefits versus Erbitux include: possible decrease in hypersensitivity reactions more optimal dosing; once every two weeks versus weekly ImClone has sole rights outside US/Canada Currently in phase 2 for locally advanced or metastatic colorectal cancer Phase 3 to begin in 2009

Promising Mid- to Late-Stage Pipeline (cont.) IMC-1121B: Fully human monoclonal antibody targeting VEGFR-2 Potential for improved activity and reduced side effects compared to Avastin Currently in phase 3 for metastatic breast cancer; phase 3 to begin in 2009 likely for gastric cancer; in phase 2 for multiple cancers IMC-A12: Fully human IgG1 anti-insulin-like growth factor-1 monoclonal antibody Prevents binding of growth factors IGF-1 and IGF-2 Potential to work in combination with other targeted agents Currently in phase 2 for advanced breast cancer, prostate, pancreatic, colorectal, liver and head and neck cancers and sarcoma Phase 3 to begin in 2009

Additional Sources of Value Two targeted therapies poised to enter phase 2 - one targeting VEGFR-1 (18F1) and one targeting PDGFRa (3G3) Significant number of preclinical assets and demonstrated discovery capability; opportunity to utilize AME to optimize future clinical antibodies World-class biotech process development and manufacturing capabilities: Significant existing capacity that can be easily expanded Based on similar technology as Lilly's next generation of biotech products Capacity can help Lilly balance future risk and capital spend

Financial Highlights Acquisition consistent with stated strategy to acquire and fund promising external innovation to drive future growth Purchase price: All cash tender offer at $70 per share 51% premium to July 30, 2008 closing price Aggregate purchase price of $6.5 billion Value drivers: Positive economic valuation with Erbitux, including line extensions, plus one additional commercially successful drug Upside exists if one more targeted therapy reaches the market Acquisition funding: Combination of cash and debt S&P confirmed AA/A1+ debt rating; Moody's yet to opine

Financial Highlights (cont.) Lilly retains substantial flexibility: Able to fund current operations, engage in additional in-licensing deals and small cap acquisitions Have adequate funding for increased R&D to maximize value of ImClone pipeline No change in dividend policy Accounting for transaction dependent upon percent of shares tendered and timing to acquire remaining shares Anticipate accretion on a cash basis in 2012 and on a GAAP basis in 2013

Summary Erbitux fits well with Lilly oncology portfolio; significant growth opportunities for years to come Promising pipeline of targeted therapies; scheduled to have 3 agents in phase 3 in 2009 ImClone pipeline products would come to market during period where Lilly faces multiple patent expiries Builds our biotech capabilities and assets

Important Tender Offer Information This information is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of ImClone common stock described in this slide set has not commenced. At the time the tender offer is commenced, Lilly and Alaska Acquisition Corporation will file a Tender Offer Statement on Schedule TO with the SEC and ImClone will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ImClone security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website at www.sec.gov.